Filed by: GB&T Bancshares, Inc. Pursuant to Rule 425 under the Securities Act of 1933 Commission File No: 000-24203

NEWS RELEASE For Immediate Release

For more information, please contact:
Gregory L. Hamby
EVP and CFO
ghamby@gbt.com
Phone: (770) 531-7352
W. Michael Banks
Senior Vice President
mbanks@gbt.com
Phone: (770) 531-7357
P.O. Box 2760
Gainesville, GA  30503
Fax:  (770) 531-7359

GB&T BANCSHARES EXPANDING

(Gainesville, GA) April 28, 2003 - GB&T Bancshares has announced the signing of a definitive agreement for the merger of the $131-million asset First National Bank of the South, with offices in Milledgeville and at Lake Oconee, into the $742-million asset Gainesville (GA) based financial services organization. Established in 1989 and formerly known as First National Bank of Baldwin County, First National Bank of the South will become the fifth banking organization to join GB&T Bancshares. Other banks operating under the GB&T Bancshares umbrella of community banks include: Gainesville Bank & Trust (Gainesville, GA); United Bank & Trust (Polk & Bartow Counties, GA); Community Trust Bank (Paulding and Cobb Counties, GA); and HomeTown Bank of Villa Rica (Carroll and Paulding Counties, GA). Community Loan Company, a consumer finance company operating in eight communities throughout north Georgia, is also a part of the holding company.  This will be GB&T Bancshares’ first venture into the market south of metro Atlanta. Company officials cited Baldwin County’s stable employment and the significant

(more)

growth and development taking place in the affluent Lake Oconee area as being particularly attractive, as well as the experienced management and staff at First National Bank of the South.  Lake Oconee is Georgia’s second largest lake and considered one of Georgia’s premier lake and golf communities.

Richard Hunt, President and CEO of GB&T Bancshares, and Chat Daniel, President and CEO of First National Bank of the South, made the joint announcement of the planned merger today (April 28, 2003). Hunt noted that the agreement calls for the exchange of 2.895 shares of GB&T Bancshares stock for each of the outstanding shares of First National Bank of the South, in a deal initially valued at $25.9-million. He added that the transaction should be accretive to GB&T Bancshares earnings within one year from the merger, which is expected to be completed no later than early fourth quarter of 2003. Hunt further added that First National Bank of the South would continue to operate with it’s current management and board and would retain it’s name and local market identity.

“GB&T Bancshares’ philosophy of community banking is one of the reasons we feel we’re gaining in market share in the communities we serve”, Hunt noted. “We will be able to offer some new banking products and services and certain economies of scale to our colleagues at First National Bank of the South; however, we recognize that Chat Daniel and his Board are best suited to conduct the day to day management of their bank.”

  Daniel added, “When we decided to seek out a banking organization to partner with, we felt the best and ideal option for our bank, our stockholders, our customers and communities, was to join with the fine people of GB&T Bancshares. I can assure you that their commitment to community banking is sincere, and that was paramount for us in making this significant decision. We look forward to a long and beneficial relationship.”

(more)

GB&T Bancshares is publicly traded on NASDAQ under the trading symbol of GBTB. The company recently released first quarter 2003 results indicating record growth and profitability, with earnings 19.6% ahead of the same period in 2002 and a cash dividend of 9-cents per share for the quarter ending March 31, 2003, representing a 5.9% increase over the dividend declared for the same period in 2002.

Statements made in this press release, other than those containing historical information are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Act of 1995. Such statements involve risks and uncertainties that may cause results to differ materially from those set forth in these statements. GB&T Bancshares, Inc. cautions readers that results and events subject to forward-looking statements could differ materially due to the following factors:  possible changes in economic and business conditions; the ability of GB&T to integrate recent acquisitions and attract new customers; possible changes in monetary and fiscal policies, laws and regulations; the effects of easing restrictions on participants in the financial services industry; the cost and other effects of legal and administrative cases; possible changes in the credit worthiness of customers and the possible impairment of loans; the effects of changing interest rates and other risks and factors identified in the company's filings with the Securities and Exchange Commission.

#          #          #

GB&T will be filing a registration statement on Form S-4 and other documents with the Securities and Exchange Commission (SEC).  The registration statement will contain a prospectus of GB&T relating to the common stock to be issued in the acquisition of First National Bank of the South and a joint proxy statement of GB&T and First National Bank of the South relating to the acquisition and the issuance of GB&T common stock in the acquisition.  Investors and shareholders are urged to read the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information.  Investors and shareholders will be able to receive the proxy statement/prospectus and other documents filed by GB&T free of charge at the SEC’s web site, www.sec.gov or from GB&T Bancshares, Inc. at 500 Jesse Jewell Parkway, S.E., Gainesville, Georgia 30501.

GB&T and its directors and executive officers will be participants in the solicitation of proxies connection with the acquisition.   Information about the directors and executive officers of GB&T and their ownership of GB&T stock is set forth in the proxy statement for GB&T's 2003 annual meeting of shareholders to be held on May 19, 2003.  Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.